February 8, 2013

To:

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC  20549

Celeste M. Murphy

From:

Online Secretary

Vijay Joshi

Ref. Online Secretary acceleration letter

Request for Acceleration of Effective Date of Registration Statement on Form S-1/A filed on January 30, 2013, File No: 333-185509

We hereby request that the Commission accelerate the effective date of our registration statement on February 12, 2013 at 3:00 PM Eastern Time or as soon as practicable thereafter, no later than February 13, 2013 at 5:30 PM Eastern Time,

In making this request for such acceleration of the effective date, we hereby acknowledge that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you,

s/Vijay Joshi

Vijay Joshi

President